September 11, 2007

William Thompson

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W., MS 03-08

Washington D.C. 20549

Re: Hansen Natural Corporation

Dear Mr. Thompson:

Reference is made to your letter of August 9, 2007. For ease of reference we have used the same paragraph number as was used in your letter and have included your comment immediately above our response.

Reference in the “Hansen Response” sections of this letter to the words “Hansen”, “the Company”, “we”, “us”, and “our”, mean Hansen Natural Corporation and its subsidiaries. Reference herein to “you”, “your”, “staff” and “Commission” mean the U.S. Securities and Exchange Commission and its staff.

Form 10-K for Fiscal Year Ended December 31, 2006

1. Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Results of Operations, page 42

Where two or more factors contributed to a material change in a financial statement line item between periods please quantify the extent to which each factor contributed to the overall change. For instance, when discussing the various reasons for changes in your net sales by reportable segment, it would be helpful if you quantified the individual impact of changes in sales prices versus volume. This would provide the reader with a better understanding of the extent to which each factor contributed to the overall change. Additionally, where the increase in net sales is attributed to increases in sales volumes of particular products, please provide, where possible, your perception of the reasons for the increased sales volumes and whether you expect such increases to continue in the future and why or why not. See Item 303 of Regulation S-K and the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations issued December 19, 2003 available at www.sec.gov.

Hansen’s Response:

As disclosed on pages 43 and 45, the primary factor contributing to the increase in gross sales, net sales and net sales by reportable segment was increased sales by volume (cases) of certain of our products. With reference to our DSD segment which comprises primarily energy drinks (Note 16), the significant increase in sales was attributable to an increase in case sales. With reference to our Warehouse segment which comprises primarily juice based and soda beverages (Note 16), the increase in sales was not significant, but in any event was attributable to an increase in case sales.

We believe that the increase in case sales was partially attributable to the nationwide increase in consumer demand for energy drinks. As reported on page 5, wholesale sales for the alternative beverage category of the market in 2006, in which the company’s products participate, increased approximately 14.5% over the estimated wholesale sales in 2005.

To a lesser extent, the increase in sales was partially attributable to the introduction of new products in the DSD segment.

The energy drink category is a relatively new category that is growing rapidly and is continually evolving. Only limited sales information relative to certain channels is available for this category. To the extent that information is available, it is at best of general guidance only. Consequently we are not in a position to provide reliable information or estimates on whether increases in sales volumes are or are not expected to continue, or at what rate, or for how long, or in what respects. For this and other reasons, we have historically never provided guidance on estimated future sales or results to analysts, investors or stockholders. This has been company policy and will continue to be so for the foreseeable future.

The pricing of our individual products over the periods 2006 and 2005 has not varied materially. However, our product mix has changed. Consequently the effect of pricing on the changes in gross sales, net sales and net sales by reportable segment was immaterial.

We will endeavor to provide appropriate information in future filings, to enable readers to have a better understanding of the individual impact of material changes in sales, whether through volume alone, though pricing, or a combination of both. In future filings, if two or more factors contribute to a material change in sales or other financial statement line items, we will quantify the extent to which each factor contributed to the overall change.

2. Item 9A. Controls and Procedures, page 56

In light of the fact that within the last 12 months you have not filed on a timely basis certain Exchange Act reports, including this report on Form 10-K, please tell us how you nonetheless concluded that your disclosure controls and procedures were effective as of the balance sheet date. In the future, please disclose the effect of this and other similar issues on your conclusions regarding the effectiveness of your disclosure controls and procedures.

Hansen’s Response:

The delay in filing the Company’s Form 10Q for the Quarters ended September 30, 2006 and March 31, 2007 and the Company’s Form 10K for the Year ended December 31, 2006, was the result of the receipt by the Company on October 26, 2006 of a letter from the Staff of the Pacific Regional Office of the Securities and Exchange Commission (the “SEC”) requesting that we voluntarily produce certain documents and information relating to the filing of SEC Forms 4 and our stock option granting practices. The letter expressly stated that the request should not be construed as an indication by the SEC that any violations of law had occurred. Nevertheless, the Company appointed a special committee of the Board of Directors (the "Special Committee") to undertake an independent investigation relating to its stock option grants and granting practices and to make findings as to, among other things, whether there had been any material misstatements in the Company's financial statements. In consultation with internal and external sources, the Company concluded that it was not in a position to file its Form 10-Q for the quarter ended September 30, 2006 or its other financial statements pending completion of the Special Committee's investigation.

In March 2007, the Special Committee completed its independent investigation and made a report of its findings to the Board. The Company proceeded expeditiously to evaluate the Special Committee's findings and determine their impact on the Company's financial statements. Following this evaluation, it was determined that minor adjustments were required to be made with respect to certain historical stock options granted by the Company, resulting in a non-cash compensation charge being taken for the quarter ended September 30, 2006 in an amount that was not material to the Company's financial statements and did not require any restatement of previously filed financial statements. On May 14, 2007, the Company filed its Form 10-Q for the quarter ended September 30, 2006; on June 6, 2007, the Company filed its Form 10-K for the year ended December 31, 2006; and on June 19, 2007, the Company filed its Form 10-Q for the quarter ended March 31, 2007. On August 6, 2007, the SEC Staff notified the Company that it had concluded its informal inquiry into the Company's historical stock option granting practices and that it did not intend to recommend any enforcement action against the Company by the Commission.

Consequently the failure to file the Company's financial statements on a timely basis was not as a result of an inadequacy in disclosure controls and procedures, which we believe were effective as of the balance sheet dates. The Internal Audit department of the Company specifically tested the disclosure controls and procedures for the year ended December 31, 2006, including those related to stock option accounting, as required by the Sarbanes Oxley Act of 2002. As stated in Item 4 of our Form 10-Q for the quarter ended September 30, 2006 the Chief Executive Officer and Chief Financial Officer of the Company concluded that the Company’s disclosure controls and procedures were effective and that there had been no changes in internal control over financial reporting that occurred during the fiscal period covered by that report that had materially affected or was reasonably likely to affect the Company’s internal control over financial reporting. Further, in Item 9A of the Company’s Form 10-K for the year ended December 31, 2006, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective. In this regard, they reported the Company had implemented new written procedures effective January 1, 2007, regarding the granting of stock options. Further in that report, management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2006. The Company's Form 10-K for the year ended December 31, 2006 included an unqualified audit opinion from the Company’s outside auditors, Deloitte & Touche LLP (“Deloitte”) stating, among other things, that in Deloitte's opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006.

3. Note 1. Organization and Summary of Significant Accounting Policies, page 97

Cash and Cash Equivalents, page 98

Please tell us and revise your disclosure to clarify whether you hold investments in auction rate securities as of either balance sheet date presented. Also clarify where such securities are included on your balance sheet and tell us your basis in GAAP if auction rate securities are classified as cash equivalents. Because auction rate securities typically have long-term maturity dates and there is no guarantee regarding liquidation on a short-term basis, please note that such securities generally do not meet the definition of cash equivalents in paragraph 8 of SFAS 95. Refer, for additional discussion, to Section II.H.3. of the Current Accounting and Disclosure Issues in the Division of Corporation Finance updated November 30, 2006 available on our website at www.sec.gov.

Hansen’s Response:

Yes, we did hold investments in auction rate securities at each of the balance sheet dates presented. Our investments in auction rate securities were included in short-term investments and not in cash or cash equivalents.

We believe that our investments in auction rate securities were appropriately accounted for and disclosed in Note 2 - Short Term Investments, on page 104.

The reference to “Auction Rate Securities” in Note 1 under cash and cash equivalents should have been included under short term investments in Note

1. However, the amounts of auction rate securities held by the Company were correctly reported in the balance sheet and in Note 2. We will clarify our disclosure related to auction rate securities in future filings.

4. Revenue Recognition, page 99

Please disclose the general terms of your distribution agreements, including the point in time that the distributor takes title to your products. Indicate whether your distributors also act as your bottler and packer in certain cases. Disclose the point in time that revenues are recognized on sales through distributors. Ensure you address specifically the timing of revenue recognition in cases where your distributor is also your manufacturer (or bottler and packer). Tell us and disclose the basis in GAAP for your revenue recognition policy.

Hansen’s Response:

Sales to customers pursuant to distribution agreements generally fall within the DSD reportable segment.

Our distribution agreements are not all identical.

Certain distribution agreements contain provisions along the following lines regarding delivery:

Delivery: Unless otherwise agreed in writing by the parties, Products will be tendered by HBC for delivery to Distributor F.O.B. Distributor’s premises in full truckload quantities. Should the Distributor order less than full truckload quantities HBC reserves the right to adjust the prices of products in accordance with its then current price list as the same may be changed from time to time by HBC upon written notice to Distributor. Distributor acknowledges that delivery dates set forth in purchase orders for Products accepted by HBC are merely approximate and that HBC shall have no liability for late deliveries.

Other distribution agreements contain the following provisions:

Delivery: Unless otherwise agreed in writing by the parties, Products will be tendered by HBC for delivery to Distributor in full truck load quantities. Distributor acknowledges that delivery dates set forth in purchase orders for products accepted by HBC are merely approximate and that HBC shall have no liability for late deliveries.

Title, Risk of Loss and Security Interest: Title to the Products shall pass to Distributor upon delivery of the Products to Distributor or to a common carrier.

Generally, we undertake responsibility for delivering our products to our distributors. Revenues are recognized by us when products are delivered to our distributors.

Pursuant to FASB Statement of Financial Accounting Concepts No. 5, revenue is recognized when a transaction occurs and 1) the revenue is realized or realizable and 2) the revenue is earned. Revenue from a transaction must meet both criteria in order to be recognized. Further, under the guidance of Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 104 (SAB 104), “Revenue Recognition”, which supersedes SAB 101, “Revenue Recognition in Financial Statements” revenue is to be realized or realizable and earned when all of the following criteria are met:

1.	There is persuasive evidence that an arrangement exists
2.	Delivery has occurred or services have been rendered
3.	The seller’s price to the buyer is fixed or determinable, and
4.	Collectibility is reasonably assured

We perform a comprehensive analysis of all period-end shipments to determine that the products have been delivered to the respective distributor/customer. Based on a thorough analysis, we only record sales that have met these delivery criteria. If it is determined that product was not physically delivered to or received by the distributor/customer prior to the end of the respective period, such shipments/transactions are not recorded as sales until the following period.

Based on the guidelines set forth under generally accepted accounting principles, we believe that our revenue recognition policies are appropriate.

In certain limited cases, our distributors may also perform separate functions as a copacker on our behalf.

Products copacked on our behalf are owned by us and are appropriately included in inventory on our balance sheet until sold. When we are notified by those of our copackers who are also distributors that they have taken transfer of any portion of our finished goods that were copacked by them on our behalf and were not sold by us to other distributors, those products then become the subject of a sale by us to such distributor and are invoiced by us to the distributor at that time. From that time, risk passes to the distributor and the distributor becomes liable to make payment of the price in accordance with the payment terms provided in the distribution agreement between us and such distributor. We remain liable to make payments separately to the copacker for the applicable charges levied by the copacker relating to the copacking services that the copacker provided in accordance with the separate copacking arrangements with the Company.

Based on the guidelines set forth under generally accepted accounting principles, we believe that our revenue recognition policies related to sales through distributors that also function as copackers are appropriate.

5. Note 12. Stock-Based Compensation, page 113

Reference is made to the disclosure regarding your election to use the alternative transition method provided in FASB Staff Position 123(R)-3 with respect to accounting for the tax effects of share-based payment awards. Please confirm to us and revise your future filings to clarify that once you established the beginning balance of the APIC pool, you've limited your use of the simplified method for determining the subsequent impact on the APIC pool to employee awards that were fully vested and outstanding upon the adoption of SFAS 123(R). The impact on the APIC pool of awards partially vested upon, or granted after, the adoption of SFAS 123(R) is required to be determined in accordance with the guidance in SFAS 123(R).

Hansen’s Response:

We confirm that once we established the beginning balance of the APIC pool, we limited our use of the simplified method for determining the subsequent impact on the APIC pool to employee awards that were fully vested and outstanding upon the adoption of SFAS 123(R). We will revise future filings to clarify this position.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not preclude the Commission from taking action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under federal securities laws of the United States.

If you have any further comments or would like to discuss any of the responses above, please contact us at (951) 739-6200 at your convenience.

Sincerely,

/s/ Rodney C. Sacks	/s/ Hilton H. Schlosberg
Rodney C. Sacks Chairman of the Board of Directors and Chief Executive Officer	Hilton H. Schlosberg Vice Chairman of the Board of Directors, President, Chief Operating Officer, Chief Financial Officer and Secretary